UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

867328 700

(CUSIP Number of Common Stock Underlying Class of Securities)

Daniel N. Swisher, Jr.

Chief Executive Officer, President and Interim Chief Financial Officer

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 843-5000

Fax: (650) 849-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,914,687.25	$221.92

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of 781,505 shares of the issuer’s common stock, and had an aggregate value of $1,914,687.25 as of June 5, 2017, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01159% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $221.92	Filing Party: Sunesis Pharmaceuticals, Inc.
Form or Registration No.: 005-81034	Date Filed: June 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an Offer to Exchange Eligible Options for New Options dated June 9, 2017 (the “Offer”) by Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) by the Company on June 9, 2017, as amended and supplemented by Amendment No. 1 filed with the SEC on June 28, 2017.

This Amendment No. 2 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO, as amended, remain unchanged. All terms used herein have the same meaning as in the in the Offer to Exchange Eligible Options for New Options, dated June 28, 2017, filed with the SEC as Exhibit (a)(1)(A) to Amendment No. 1 (the “Offer Summary”).

Item 4. Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO, as amended, is hereby amended and supplemented to add the following information:

The Offer expired at 11:59 p.m., U.S. Eastern time, on Friday, July 7, 2017. Pursuant to the Offer, as of the expiration of the Offer, 25 Eligible Holders tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 778,928 shares of the Company’s Common Stock, representing approximately 99.7% of the total shares of the Common Stock underlying the Eligible Options held by Eligible Holders. On July 10, 2017, following the expiration of the Offer, the Company granted New Options to purchase 543,650 shares of the Common Stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted pursuant to the Offer was $2.62 per share, which is equal to the closing price per share of the Common Stock on the The NASDAQ Stock Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Offer Summary.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ Daniel N. Swisher, Jr.
Daniel N. Swisher, Jr.
Chief Executive Officer, President, Interim Chief Financial Officer and Corporate Secretary

Date: July 12, 2017